EXHIBIT (a)(5)(iii)

Benefits to Shareholders and Customers

Oracle’s acquisition of PeopleSoft is immediately accretive with minimum business integration risk.

The transaction strengthens Oracle at a time when the company is already strong.

1.	Customer support will improve. Oracle will continue to support PeopleSoft products. PeopleSoft support specialists will join the larger global Oracle support organization to provide PeopleSoft customers with a more comprehensive set of support services. Oracle will extend support on PeopleSoft version 7 beyond the PeopleSoft desupport date of December 2003 giving PeopleSoft customers more time to migrate their installations.

2.	Products will improve. Many members of the PeopleSoft product development team will join the Oracle development organization to ensure that subsequent versions of the Oracle E-Business Suite will have the best features from both product families and benefit from the contributions of those developers to enhance our products. PeopleSoft’s development team will also build the upgrade migration scripts from PeopleSoft products to the Oracle E-Business Suite.

3.	Sales and marketing costs will be reduced. Oracle will not sell PeopleSoft products to new customers. Top PeopleSoft sales and marketing personnel will be moved to fill open positions in Oracle’s sales and marketing organizations.

4.	Consulting services costs will be reduced. PeopleSoft product specialists will be combined with the Oracle consulting organization. To raise their operating margins to be more consistent with those of Oracle’s consulting organization, we will significantly reduce expenses and increase utilization.

5.	Finance, administrative and system costs will be reduced. The PeopleSoft facilities and administrative (F&A) staff will be moved to fill available roles in Oracle’s F&A organizations. PeopleSoft’s business will be run on Oracle’s Global Single Instance (GSI) of the Oracle E-Business Suite, thus benefiting from the efficiencies of scale Oracle has perfected.

6.	J.D. Edwards deal may go forward though possibly under different terms. PeopleSoft signed a merger agreement with J.D. Edwards that is subject to several conditions and is not scheduled to be completed until this fall. Once Oracle’s acquisition of PeopleSoft is complete, the company will review whether, and on what terms, Oracle would support that transaction.

7.	Oracle is making this offer at a time when Oracle’s business is strong. Oracle Corporation will announce financial results on June 12, 2003. The company has announced that, based on preliminary results, it will report fiscal fourth quarter GAAP earnings per share of $0.14 to $0.15 and will meet or exceed consensus earnings estimates.

THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.